Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Second Quarter 2016 Financial Results

2016 Second Quarter Contract Sales Up 42.8% YoY to US$474.4 Million

2016 Second Quarter Net Income Up 37.6% YoY to US$27.8 Million

Raises FY16 Contract Sales and Net Income Growth Forecast

Doubles Quarterly Dividend Payment

BEIJING, China, August 12, 2016 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and recently in other countries, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•	Total second quarter revenue increased 36.9% to US$376.6 million from US$275.1 million in the second quarter of 2015 and increased 60.0% from US$235.4 million in the first quarter of 2016.

•	Contract sales increased 42.8% to US$474.4 million from US$332.3 million in the second quarter of 2015 and increased 69.7% from US$279.6 million in the first quarter of 2016.

•	Total gross floor area (“GFA”) sales increased 57.6% to 344,600 square meters from 218,700 square meters sold in the second quarter of 2015 and increased 66.8% from 206,600 square meters sold in the first quarter of 2016.

•	Selling, General and Administrative (“SG&A”) expenses as a percent of total revenue decreased to 10.9% from 13.0% in the second quarter of 2015 and decreased from 13.4% in the first quarter of 2016.

•	Net income was US$27.8 million, compared to US$20.2 million in the second quarter of 2015 and US$6.9 million in the first quarter of 2016.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.39, compared to US$0.27 in the second quarter of 2015 and US$0.09 in the first quarter of 2016.

•	The Company repurchased 1,387,008 ADSs at a total cost of approximately US$7.0 million in the second quarter of 2016.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “We are very pleased with our second quarter operational and financial results as sales activity across our projects remained healthy in the second quarter. Our performance was supported by ongoing positive market momentum which helped support unit demand and ASPs at the majority of our projects. Year-over-year contract sales increased 42.8% to US$474.4 million and GFA sales increased 57.6% to 344,600 square meters resulting in 37.6% growth in net income to US$27.8 million.

In the U.S., our Oosten project is performing well. We pre-sold approximately 73% of the total units at this project through the end of June. We have also expanded our presence in New York City through our new Hudson Garden project in midtown Manhattan announced earlier this year as well as our newly acquired development project in Flushing, Queens announced earlier this month. These three projects together total approximately one million square feet of gross buildable square feet in New York City marking Xinyuan’s ascent into the New York metro real estate development market.

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In addition to our core real estate development operations in China and the U.S., we are also developing real estate related products and services that will complement our core real estate development and diversify the Company’s business operations. During the second quarter, the Company’s property management arm was awarded and ranked #14 among the top 100 property management companies in China by the National Property Management Association in 2016. Lastly, we are pleased to raise our full year financial forecast and increase our quarterly dividend payment, which represents a 100% increase from the first quarter 2016 dividend payment,” concluded Mr. Zhang.

Second Quarter 2016 Financial Results

Contract Sales

Contract sales totaled US$474.4 million in the second quarter of 2016 compared to US$332.3 million in the second quarter of 2015 and US$279.6 million in the first quarter of 2016. The Company’s GFA sales increased to 344,600 square meters in the second quarter of 2016 from 218,700 square meters in the second quarter of 2015 and 206,600 square meters in the first quarter of 2016. The average selling price (“ASP”) per square meter sold was RMB8,992 (US$1,377) in the second quarter of 2016 compared to RMB9,309 (US$1,519) in the second quarter of 2015 and RMB8,839 (US$1,354) in the first quarter of 2016.

The Company commenced pre-sales of one new project in the second quarter of 2016, Zhengzhou Fancy City II (South), which contributed 1.6% of total GFA sales.

Breakdown of GFA Sales and ASPs by Project

Project	Q2 2015		Q1 2016		Q2 2016		Unsold GFA
	GFA	ASP	GFA	ASP	GFA	ASP
	(m2000)	(RMB)	(m2000)	(RMB)	(m2000)	(RMB)	(m2000)
Zhengzhou Xin City	9.4	15,992	0.1	4,393	-0.1	13,136	4.9
Zhengzhou Thriving Family	4.6	7,214	0.2	6,169	0.1	10,446	16.2
Xingyang Splendid I	3.9	5,291	0.5	5,249	2.1	5,281	41.6
Xingyang Splendid II	0.9	12,957	0.9	5,599	8.6	5,253	120.2
Kunshan Royal Palace	28.8	9,120	24.6	11,096	29.0	15,586	26.8
Suzhou Lake Royal Palace	22.8	9,293	15.2	16,718	10.6	21,575	29.3
Jinan Xinyuan Splendid	7.3	7,598	0.7	10,498	1.3	9,499	9.4
Jinan Royal Palace	18.9	6,318	13.3	5,985	32.0	6,874	257.0
Xuzhou Colorful City	8.7	8,449	2.0	11,256	2.9	9,895	57.7
Beijing Xindo Park	8.1	26,720	-	-	-0.3	31,469	13.9
Chengdu Thriving Family	12.6	5,647	10.6	5,292	30.7	5,639	105.6
Changsha Xinyuan Splendid	18.1	5,804	24.6	5,486	39.2	6,355	105.5
Sanya Yazhou Bay No.1	1.6	12,753	-	-	4.2	12,438	101.0
Xi’an Metropolitan	28.1	6,359	25.9	6,407	21.7	7,133	120.7
Shanghai Royal Palace	5.1	21,314	5.2	24,649	7.0	30,594	21.2
Zhengzhou Xindo Park	10.2	9,593	2.0	7,504	10.2	6,448	100.4
Jinan Xin Central	28.5	9,328	12.6	9,089	11.9	10,793	103.0
Henan Xin Central I	-	-	26.2	7,730	29.9	8,083	128.8
Zhengzhou Fancy City I	-	-	29.6	8,239	29.0	8,970	50.5
Zhengzhou Fancy City II (South)	-	-	-	-	5.6	8,897	77.8
Tianjin Spring Royal Palace	-	-	12.8	9,032	68.5	7,429	179.0
Others	1.1	-	-0.4	-	0.5	-	4.4
Total	218.7	9,309	206.6	8,839	344.6	8,992	1,674.9

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Revenue

In the second quarter of 2016, the Company’s total revenue increased 36.9% to US$376.6 million from US$275.1 million in the second quarter of 2015 and increased 60.0% from US$235.4 million in the first quarter of 2016.

Gross Profit

Gross profit for the second quarter of 2016 was US$77.3 million, or 20.5% of revenue, compared to a gross profit of US$60.9 million, or 22.2% of revenue, in the second quarter of 2015 and a gross profit of US$48.9 million, or 20.8% of revenue, in the first quarter of 2016.

Selling, General and Administrative Expenses

SG&A expenses were US$41.0 million for the second quarter of 2016 compared to US$35.8 million for the second quarter of 2015 and US$31.5 million for the first quarter of 2016. As a percentage of total revenue, SG&A expenses were 10.9% compared to 13.0% in the second quarter of 2015 and 13.4% in the first quarter of 2016.

Net Income

Net income for the second quarter of 2016 was US$27.8 million, compared to US$20.2 million for the second quarter of 2015 and US$6.9 million for the first quarter of 2016. Net margin was 7.4%, compared to 7.3% in the second quarter of 2015 and 2.9% in the first quarter of 2016. Diluted earnings per ADS were US$0.39, compared to US$0.27 per ADS in the second quarter of 2015 and US$0.09 per ADS in the first quarter of 2016.

Balance Sheet

As of June 30, 2016, the Company’s cash and cash equivalents (including restricted cash) decreased to US$899.0 million from US$1,028.6 million as of March 31, 2016. Total debt outstanding was US$1,978.9 million, a decrease of US$170.7 million, compared to US$2,149.6 million at the end of the first quarter of 2016. The balance of the Company’s real estate property under development at the end of the second quarter of 2016 was US$2,082.7 million, compared to US$2,042.7 million at the end of the first quarter of 2016.

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Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the second quarter of 2016.

Project	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
	Total Active Project	Sold to date	Total Active Project	Sales to date	% Sold

Zhengzhou Xin City	211.1	206.2	362.2	329.4	90.9%	94.5%
Zhengzhou Thriving Family	131.5	115.3	154.3	127.6	82.7%	85.1%
Xingyang Splendid I	117.3	75.7	85.4	59.3	69.4%	75.8%
Xingyang Splendid II	136.9	16.7	143.7	16.5	11.5%	50.0%
Kunshan Royal Palace	279.9	253.1	480.5	392.9	81.8%	91.9%
Suzhou Lake Royal Palace	169.6	140.3	379.7	253.4	66.7%	97.3%
Jinan Xinyuan Splendid	572.2	562.8	758.2	751.7	99.1%	99.4%
Jinan Royal Palace	448.9	191.9	671.2	187.8	28.0%	63.1%
Xuzhou Colorful City	130.2	72.5	197.8	101.3	51.2%	77.3%
Beijing Xindo Park	133.0	119.1	459.9	367.4	79.9%	96.9%
Chengdu Thriving Family	211.4	105.8	381.2	88.7	23.3%	84.9%
Changsha Xinyuan Splendid	252.7	147.2	359.0	128.8	35.9%	76.2%
Sanya Yazhou Bay No.1	116.8	15.8	303.1	32.3	10.7%	68.1%
Xi’an Metropolitan	290.5	169.8	483.4	167.6	34.7%	68.5%
Shanghai Royal Palace	57.8	36.6	294.8	132.4	44.9%	96.0%
Zhengzhou Xindo Park	144.4	44.0	202.3	54.7	27.0%	55.3%
Jinan Xin Central	194.7	91.7	366.0	135.2	36.9%	63.1%
Henan Xin Central I	262.2	133.4	366.2	157.7	43.1%	56.8%
Zhengzhou Fancy City I	166.7	116.2	240.1	147.6	61.5%	52.2%
Zhengzhou Fancy City II (South)	83.4	5.6	136.7	7.7	5.6%	42.6%
Tianjin Spring Royal Palace	274.3	95.3	399.4	114.1	28.6%	31.3%
Others remaining GFA	4.4	-	-	-	-	-
Total active projects	4,389.9	2,715.0	7,225.1	3,754.1	52.0%	76.1%

As of June 30, 2016, the Company’s total sellable GFA was approximately 2,500,800 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA	Pre sales Targeted
	(m2 000)
Zhengzhou Fancy City II (North)	119.6	Q3 2016
Zhengzhou International New City I (Zhengzhou Shilipu project)	362.7	Q3 2016
Kunshan Xindo Park	95.0	Q3 2016
Xingyang Splendid III	37.4	Q4 2016
Beijing Liyuan project	102.3	Q4 2016
Henan Xin Central II	108.9	Q4 2016
Total projects under planning	825.9
Total active projects	1,674.9
Total all Xinyuan projects in China	2,500.8

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Real Estate Project Update in the U.S.

As of the end of the second quarter, the Company had pre-sold approximately 73% of the total units at its Brooklyn-based Oosten project.

The Company’s second New York project, announced in January 2016, and located in midtown Manhattan, is in the planning and design stage. The Company has recently submitted its official building permit application to the New York City Department of Buildings.

In August 2016, Xinyuan announced a new land acquisition in Flushing, Queens, New York City. Xinyuan estimates construction to begin on this property once the Company’s Oosten project construction is completed.

Business Outlook

For the full year 2016, the Company is raising its previously announced financial forecast and now expects full year contract sales to grow approximately 30% and net income to grow approximately 50% compared to 2015.

Conference Call Information

The Company will hold a conference call at 8:00 am ET on August 12, 2016 to discuss second quarter 2016 results. Listeners may access the call by dialing:

US: 1-888-637-7734

International: 1-913-312-0975

A webcast will also be available through the Company’s investor relations website at http://ir.xyre.com.

A replay of the call will be available through August 19, 2016 by dialing:

US: 1-877-870-5176

International: 1-858-384-5517

Access code: 2411439

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About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2015. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Ms. May Shen
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)

Total revenue	376,623	235,384	275,066

Total costs of revenue	(299,317)	(186,490)	(214,122)
Gross profit	77,306	48,894	60,944

Selling and distribution expenses	(8,801)	(8,121)	(11,380)
General and administrative expenses	(32,197)	(23,408)	(24,395)

Operating income	36,308	17,365	25,169

Interest income	4,223	8,471	6,463
Interest expense	(5,063)	(5,000)	(4,492)
Net realized gain on short-term investments	807	109	645
Unrealized (loss)/gain on short-term investments	(153)	920	(3)
Other income/(expense)	4,101	7	(36)
Exchange gains/(loss)	182	54	(31)
Share of gain/(loss) of equity investees	(641)	42	566

Income from operations before income taxes	39,764	21,968	28,281

Income taxes	(11,960)	(15,073)	(8,115)

Net income	27,804	6,895	20,166
Net (income)/loss attributable to non-controlling interest	(1,278)	(776)	15
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	26,526	6,119	20,181

Earnings per ADS:
Basic	0.40	0.09	0.27
Diluted	0.39	0.09	0.27
ADS used in computation:
Basic	66,005	68,613	73,522
Diluted	68,164	71,345	73,725

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30,	June 30,
	2016	2015
	(unaudited)	(unaudited)

Total revenue	612,007	441,784

Total costs of revenue	(485,807)	(332,859)
Gross profit	126,200	108,925

Selling and distribution expenses	(16,922)	(18,647)
General and administrative expenses	(55,605)	(44,793)

Operating income	53,673	45,485

Interest income	12,694	11,911
Interest expense	(10,063)	(9,951)
Net realized gain on short-term investments	916	762
Unrealized gain on short-term investments	767	19
Other income	4,108	4,722
Exchange gains/(loss)	236	(5)
Share of gain of equity investees	(599)	478

Income from operations before income taxes	61,732	53,421

Income taxes	(27,033)	(28,747)

Net income	34,699	24,674
Net income attributable to non-controlling interest	(2,054)	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	32,645	24,674

Earnings per ADS:
Basic	0.49	0.34
Diluted	0.47	0.34
ADS used in computation:
Basic	67,309	73,518
Diluted	69,492	73,619

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	416,829	454,313	387,528
Restricted cash	482,125	574,295	363,137
Short-term investments	32,398	13,041	1,245
Accounts receivable	17,228	41,501	42,040
Other receivables	28,331	146,732	147,652
Deposits for land use rights	49,765	46,431	46,199
Other deposits and prepayments	261,492	186,920	254,048
Advances to suppliers	55,850	55,383	50,534
Real estate properties development completed	21,987	30,314	24,077
Real estate properties under development	2,082,680	2,042,690	1,887,322
Amounts due from related parties	45,591	21,470	58,630
Amounts due from employees	1,872	1,804	351
Other current assets	115	238	201

Total current assets	3,496,263	3,615,132	3,262,964

Real estate properties held for lease, net	68,664	71,251	71,133
Property and equipment, net	36,778	38,633	39,323
Other long-term investment	31,108	31,340	31,108
Investment in joint ventures	11,009	7,639	6,125
Deferred tax assets	28,807	28,505	15,489
Deposits for land use rights	78,417	153,269	107,798
Other assets	13,310	15,534	14,943

TOTAL ASSETS	3,764,356	3,961,303	3,548,883

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	457,770	441,164	471,176
Short-term bank loans and other debt	226,679	308,897	222,226
Customer deposits	63,833	57,021	64,452
Income tax payable	98,037	96,010	106,034
Deferred tax liabilities	44,369	72,995	57,692
Other payables and accrued liabilities	105,787	139,703	106,127
Payroll and welfare payable	8,788	7,333	22,966
Amounts due to related parties	15,080	-	-
Current portion of long-term bank loans and other debt	809,094	851,524	594,834
Current maturities of capital lease obligations	3,002	3,081	3,066
Mandatorily redeemable non-controlling interests	1,206	2,786	2,310

Total current liabilities	1,833,645	1,980,514	1,650,883

Noncurrent liabilities
Long-term bank loans	51,022	73,516	13,860
Other long-term debt	892,098	915,684	897,504
Deferred tax liabilities	20,711	17,817	13,500
Unrecognized tax benefits	18,081	17,976	17,842
Capital lease obligations, net of current maturities	16,549	17,484	18,111
Mandatorily redeemable non-controlling interests	452	1,238	1,232
TOTAL LIABILITIES	2,832,558	3,024,229	2,612,932

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(45,262)	(38,216)	(24,046)
Additional paid-in capital	533,955	533,881	531,233
Statutory reserves	79,255	79,927	80,050
Retained earnings	344,197	320,374	317,765
Accumulated other comprehensive income	11,516	38,456	30,952
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	923,677	934,438	935,970
Non-controlling interest	8,121	2,636	(19)
Total equity	931,798	937,074	935,951
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,764,356	3,961,303	3,548,883

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